McDERMOTT, WILL & EMERY
                       1850 K Street, N.W.
                     Washington, D.C. 20006




                              September 11, 1997


VIA EDGAR TRANSMISSION


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re: United Waste Systems, Inc. (CIK #0000879688); Registration Statement on Form S-3, filed August 18, 1997 (File No. 333-33861)
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Dear Sir or Madam:

     On behalf of United Waste Systems, Inc. (the "Company"), we hereby inform the Securities and Exchange Commission (the "Commission") that the Company will not be requesting effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-33861) (the "Registration Statement"), and hereby request that the Registration Statement be withdrawn from the Commission's consideration. On behalf of the Company, we hereby request that the Commission issue an order confirming such withdrawal.

     Please do not hesitate to contact the undersigned at 202-778-8288 with any questions with regard to this matter.


                                   Sincerely yours,


                                   /s/ Jonathan F. Wolcott
                                   Jonathan F. Wolcott


cc:  Bryan J. Blankfield
     Thomas J. Murphy
     Karen A. Dewis
     Joseph Ehrenreich